

Rio de Janeiro, Brazil – July 04, 2003

Embratel Participações S.A.
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
("Embratel").

EMBRATEL ADJUSTS RATES FOR DOMESTIC AND INTERNATIONAL LONG DISTANCE SERVIES

Embratel announced that it has adjusted its domestic and international long distance rates. The new **Domestic Long Distance** rates for the **Basic Plan** becomes effective on July 04, 2003, as approved by Act #37.211 of June 27, 2003 of *Agência Nacional de Telecomunicações* (Anatel). On average, the **Basic Plan** was adjusted by 24.9%. All clients not enrolled in one of Embratel's **Alternative Calling Plans** are subject to **Basic Plan** rates. The new and old **Domestic Long Distance** rates for the **Basic Plan** are as follows:

BASIC PLAN - Rate in R$ per Minute for Domestic Long Distance NET OF TAXES (New Rate)			
	Time of the Day		
Distance	**Differentiated**	**Normal**	**Reduced**	**Super-Reduced**
DC (*Degrau Conurbado*)	0.07792	0.03894	0.01945	0.00971
D1 (up to 50 Km)	0.24943	0.12471	0.06233	0.03114
D2 (from 50 to 100 Km)	0.41578	0.20787	0.10390	0.05193
D3 (from 100 to 300 Km)	0.41996	0.31181	0.15587	0.07791
D4 (more than 300 Km)	0.42579	0.36021	0.20787	0.10390

BASIC PLAN - Rate in R$ per Minute for Domestic Long Distance NET OF TAXES (Previous Rates)			
	Time of the Day		
Distance	**Differentiated**	**Normal**	**Reduced**	**Super-Reduced**
DC (*Degrau Conurbado*)	0.07792	0.03894	0.01945	0.00971
D1 (up to 50 Km)	0.18267	0.09133	0.04565	0.02281
D2 (from 50 to 100 Km)	0.30449	0.15223	0.07609	0.03803
D3 (from 100 to 300 Km)	0.34145	0.22835	0.11415	0.05706
D4 (more than 300 Km)	0.39200	0.26379	0.15223	0.07609



BASIC PLAN - Rate in R$ per Minute for Domestic Long Distance NET OF TAXES (% Change)				
	Time of the Day			
Distance	Differentiated	Normal	Reduced	Super-Reduced
DC (*Degrau Conurbado*)	0.0%	0.0%	0.0%	0.0%
D1 (up to 50 Km)	36.5%	36.5%	36.5%	36.5%
D2 (from 50 to 100 Km)	36.5%	36.5%	36.5%	36.6%
D3 (from 100 to 300 Km)	23.0%	36.5%	36.5%	36.5%
D4 (more than 300 Km)	8.6%	36.6%	36.5%	36.5%

The **Domestic Long Distance** rates for the **Alternative Calling Plans** have also been adjusted. The complete list, new rates and a brief description of the **Alternative Calling Plans** can be found at www.embratel.com.br/en/promocoes/index.html.

The new **International Long Distance** rates for the **Basic Plan** became effective on June 30, 2003, as approved by Act #37.212 of June 27, 2003 of Anatel. On average, the **Basic Plan** was adjusted by 10.5%. The new **International Long Distance** rates, which vary according to country, for the **Basic Plan** can be found at http://www.embratel.com.br/en/tarifas/index.html.

The complete list, new rates and a brief description of the **Alternative Calling Plans** for **International Long Distance** calls can be found at www.embratel.com.br/en/promocoes/index.html.

The companies of the *Serviço Telefônico Fixo Comutado* (fixed telephony) have adjusted their **network usage fees**. The network usage fee for **local interconnection (TU-RL)** was adjusted, on average, by 14.3% to approximately R$0.061, while the network usage fee for **long distance interconnection (TU-RIU)** was adjusted, on average, by 24.5% to approximately R$0.105. Network usage fee varies according to both call origination and termination locality.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br